Exhibit 99.1



Alcon Receives Approvable Letter for EXTRAVAN™

Fort Worth, TX, September 17, 2004 – Alcon, Inc. (NYSE:ACL) today announced that the U.S. Food and Drug Administration (FDA) has issued an approvable letter for EXTRAVAN™ ophthalmic solution for the treatment of glaucoma. EXTRAVAN™ solution is a fixed combination of travoprost 0.004 percent and timolol 0.5 percent.

"We will be meeting with the FDA as soon as possible to clarify what additional steps may be required to gain final approval to market EXTRAVAN™," said Dr. Scott Krueger, Alcon's Vice President of Regulatory Affairs.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more 57 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: Alcon may not be able to gain FDA approval of Extravan™, other competitive drugs may be approved by the FDA, competition from other drugs already on the market, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com